Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended and

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: The Peoples BancTrust Company, Inc.

Subject Company: The Peoples BancTrust Company, Inc.

Exchange Act File Number of

Subject Company: 0-13653

Ladies and Gentlemen:

After the market closed today, Peoples BankTrust of Selma, Alabama, and BankTrust Financial Group of Mobile, Alabama announced that they have agreed to merge. This merger is subject to the approval of the companies’ respective shareholders as well as the regulatory bodies of the respective organizations. This agreement has come about as a result of detailed discussions by designated members of the respective boards of directors, and has been reached after due diligence being performed by the financial advisors of the proposed merger candidates.

I am sure that many of you have been questioned by Advisory Board Members, friends and relatives and others concerning recent happenings regarding the Bank. I apologize to you for not having communicated sooner on this topic, but due to the fact that we are a public company, my ability to share information is highly restricted. Allow me to say now that each of you has particular skills and talents to offer the combined organization should this merger be approved by the parties referenced above. While I can not tell you at this time how the proposed combination will be effected, I can tell you that all those involved are committed to having the best organization possible going forward. In that regard, there are no “pre-conceived” notions as to what the final structure of a combined organization will look like.

At this point I encourage you to continue to do the same fine job that you have been doing. In any situation of this type, the mere fact that a transaction is proposed is because each entity sees opportunities to leverage based on the proposed combination. This would not have come about unless there was “value” in our people, our markets and our systems. Let’s make the most of this opportunity that is coming our way. If the transaction is approved, the combined entity will be well over two and a quarter billion dollars in total assets. The combined loan portfolios will be in excess of one point seven million dollars. That will mean that you will be part of the 5th or 6th largest Bank headquartered in the state of Alabama. That is something that we all can take pride in and work toward expanding. The mere size of the combined organization will allow us to do things that individually would have taken years to accomplish. We can significantly accelerate our entry into additional markets and product lines in the combined organization.

I am a firm believer in the saying “ a rising tide lifts all boats”. Well this certainly is a “rising tide” for all of us. Let’s make the most of it for our selves, our shareholders and our customers.

Thank you very much for all that you have done and continue to do for Peoples Bank and Trust.

Don J. Giardina